Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 9, 2021, certain employees and members of management of AvePoint, Inc. sent messages via email to certain holders of record of the stock of Apex Technology Acquisition Corporation (the “Company”), encouraging such holders to vote in the Company’s upcoming special meeting of stockholders on June 30, 2021. The following is a form of such email messages. The special meeting and the proposals to be voted upon by the stockholders at the special meeting are more fully described in the Company’s definitive proxy statement, filed with the Securities and Exchange Commission on June 2, 2021.

Dear [Investor Name],

I hope you are doing well.

On behalf of APXT, I wanted to reach out as it looks like you may hold Apex Technologies Acquisition Corp (APXT) shares and we have started the proxy solicitation period around the proposed combination of APXT and AvePoint, among other items.

I am writing to remind you to vote as we need a majority of shares to vote FOR all six proposals, including all subparts, in order to properly merger and close the transaction.

Your firm should have received the materials to vote, along with instructions to vote online, including a Website we developed to simplify the process Vote APXT (you can vote via this link).

If you need the materials, or anything else at all, please don’t hesitate to let us know.

Thank you.

[Signature]